Oncolytics Biotech® Announces Voting Results from the Annual General Meeting of Shareholders

SAN DIEGO, CA and CALGARY, AB, May 16, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced the voting results from its Annual General Meeting (AGM) of Shareholders held on Wednesday, May 15, 2024. A total of 41.34% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the eight nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Patricia Andrews	9,241,477	84.78%	1,659,014	15.22%
Deborah M. Brown	8,154,250	74.81%	2,746,241	25.19%
Matthew C. Coffey	7,736,218	70.97%	3,164,273	29.03%
Angela Holtham	8,451,056	77.53%	2,449,435	22.47%
James T. Parsons	8,154,164	74.81%	2,746,327	25.19%
Wayne Pisano	7,944,430	72.88%	2,956,061	27.12%
Jonathan Rigby	8,372,251	76.81%	2,528,240	23.19%
Bernd R. Seizinger	8,883,087	81.49%	2,017,404	18.51%

In addition to the election of all nominees listed as directors in the management information circular, dated March 24, 2024, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at eight and appointing the auditors for the Corporation for the ensuing year.

For more details on the matters covered at the annual meeting, please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com